UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase of North Capixaba Cluster

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Rio de Janeiro, January 15, 2021 - Petróleo Brasileiro S.A. - Petrobras, following up on the press release disclosed on September 29, 2020, informs the beginning of the binding phase regarding the sale of the totality of its stakes in a set of four onshore field concessions, with integrated facilities, jointly named North Capixaba Cluster, located in the state of Espírito Santo.

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and the submission of binding proposals.

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the portfolio optimization strategy and with the improvement of the company's capital allocation, increasingly concentrating its resources on world-class assets in deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About North Capixaba Cluster

The Cluster currently comprises four fields: Cancã, Fazenda Alegre, Fazenda São Rafael and Fazenda Santa Luzia. The North Capixaba Terminal and all the production facilities contained in the ring fence of the concessions are also part of the Cluster, besides the ownership of some lands.

In 2020, the average production of the North Capixaba Cluster was 7.02 thousand barrels of oil per day and 60.4 thousand m3/day of gas. Petrobras is the operator of these fields and holds 100% stake.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer